UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 10, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Re:                             Outcome of the Meeting of the Board of Directors of Patni Computer Systems Limited (“Company”) held on January 10, 2011

Notice is hereby given that a meeting of the Board of Directors (“Board”) of the Company was held on January 10, 2011.

The Board was informed that on January 10, 2011:

(i)                                   The Promoters of the Company, namely (a) Mr. Ashok Kumar Patni and members of AKP Group; (b) Mr. Gajendra Kumar Patni and members of his GKP Group; and (c) Mr. Narendra Kumar Patni and members of NKP Group (together, “Promoters Group”) (as defined in the Articles of Association) have entered into a share purchase agreement with Pan - Asia iGATE Solutions, a company existing under the laws of Mauritius and iGATE Global Solutions Limited, a company existing under the laws of India, (together, “Purchaser”), both of which are wholly owned subsidiaries of iGATE Corporation, for sale of an aggregate of 60,091,202 (Sixty million ninety one thousand two hundred two) equity shares representing approximately 43.6 % of the Company on a fully diluted basis; and

(ii)                                General Atlantic Mauritius Limited (“GA”) has also entered into securities purchase agreements with Pan - Asia iGATE Solutions for sale of 2,752,081 (Two million seven hundred fifty two thousand eighty one) equity shares representing approximately 2.0% of the issued and paid up share capital of the Company on a fully diluted basis and for sale of 20,161,868 (Twenty million one hundred sixty one thousand eight hundred sixty eight) ADSs (one ADS represents one equity share of Rs. 2/- each of the Company) representing approximately 14.6% of the issued and paid up share capital of the Company on a fully diluted basis.

The agreements referred to at (i) and (ii) are collectively referred herein as “SPAs”. The sale price under the SPAs is Rs. 503.5 per equity share (and USD equivalent for the shares underlying the ADS).

The Board was further informed that apart from the consideration that the Promoter Group and GA would be receiving as selling shareholders, the Promoters Group and GA are not receiving any other payments from the Purchaser.

The Board was also informed that the Purchaser will also make a mandatory open offer to the public shareholders of the Company in accordance with the requirements of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, to purchase up to 20% of the fully diluted share capital of the Company (in accordance with the requirements of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations,

1997) and comply with the obligations of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission.

The Board took note and acknowledged the above mentioned transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 10, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary